September 28, 2005

Mail Stop 4561

Kunihiko Sakioka
President, Representative Director and Executive Officer
Nissin Co., LTD.
Shinjuku L-Tower 25F
6-1, Nishi Shinjuku 1-chome
Shinjuku-ku, Tokyo 163-1525
Japan

Re: Nissin Co., LTD.
Form 20-F filed July 29, 2005
File No. 1-31416

Dear Mr. Sakioka:

We have reviewed your filing and have the following comment. We have limited our review of your filing to those issues we have addressed in our comment. Please be as detailed as necessary in your explanation. After reviewing your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Form 20-F filed July 29, 2005

Consolidated Financial Statements

Note 7. Investment in Affiliates, page F-28

1.   Please tell us how you considered whether your affiliate relationships with Ascot, Chuo Mitsui Finance Service, Shinsei Business Finance, and Webcashing.com, are within the scope of FIN 46(R) and whether since the date you adopted FIN 46(R), you had variable interests in any of these affiliates.

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        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lisa Haynes, Staff Accountant at (202) 551-3424 or me at (202) 551-3490 if you have questions.

Sincerely,

Donald A. Walker
Senior Assistant Chief Accountant